UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

             [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

                                                        SEC FILE NUMBER: 0-17371
                                                         CUSIP NUMBER: 404425605
For Period Ended: May 31, 1999

[X]  Transition  Report on Form  10-KSB
[ ]  Transition  Report on Form 20-F
[ ]  Transition  Report  on  Form  11-K
[ ]  Transition  Report  on Form  10-QSB
[ ]  Transition Report on Form N-SAR

________________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

Full Name of Registrant                      HYTK Industries, Inc.

Former Name if Applicable                    N/A

Address of Principal Executive Office:       701 East Main Street
                                             Benedict, KS 66714

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semiannual report, transition report on
              Form 10-K, Form 2-F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     During the fiscal year ended May 31, 1999, the Company effected significant merger and acquisition transactions. Such transactions involved accounting issues requiring research that has delayed the completion of audited financial statements for the year ending May 31, 1999.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

         Douglas L. Lamb   President        (316) 698-2250
         -----------------------------------------------------
        (Name)              (Title)     (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                             (X) Yes  ( )  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             (X) Yes  ( ) No

         If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company effected a merger transaction during the fiscal year ending May 31, 1999. Prior to this merger, the Company had no active operations of its own. Therefore, the addition of operations of Quest Resource Corporation into the Company will materially change the results of operations. The Company's total assets for the year are estimated to be $4,308,659, its stockholder's equity is expected to equal $2,690,672 and the Company expects to realize a net loss of $29,105.

________________________________________________________________________________

                              HYTK Industries, Inc.
                       ----------------------------------
                  (Name of Registrant as specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     August 27, 1999           By:       /s/ Douglas L. Lamb
         ------------------              -----------------------------
                                        Name: Douglas L. Lamb
                                        Title: President